EXHIBIT 99.1

Motif Bio plc Announces Voluntary Delisting from the Nasdaq Capital Market

NEW YORK, Nov. 26, 2019 (GLOBE NEWSWIRE) -- Motif Bio plc (AIM/Nasdaq: MTFB) ("Motif Bio" or the "Company") announces that formal notice was given by the Company to Nasdaq on November 25, 2019 of the intention to voluntarily delist the Company’s American Depository Shares (ADSs) and listed warrants from the Nasdaq Capital Market. The Company currently anticipates that it will file with the Securities and Exchange Commission (the "SEC") a Form 25, Notification of Removal of Listing and/or Registration Under Section 12(b) the Exchange Act, relating to the delisting and deregistration on or about December 5, 2019, with the delisting of its ADSs and warrants taking effect no earlier than ten days thereafter. As a result, the Company expects that the last trading day of its ADSs and warrants on the Nasdaq Capital Market will be on or about December 16, 2019.

After review and careful consideration of the administrative burden and costs and benefits of being a Nasdaq-listed, reporting company, as well as the uncertainties of the Company being able to re-gain and maintain compliance with the Nasdaq requirements for continued listing, the Company has made the decision to voluntarily delist its ADSs and warrants from the Nasdaq Capital Market. The savings derived from this delisting are expected to be material.

Further, in the 1st quarter of 2020, the Company is expected to file a Form 15 with the SEC to suspend the Company's reporting obligations under Section 15(d) of the Exchange Act (dependent on it qualifying to do so).

On July 19, the Company announced that it has received a deficiency notice from Nasdaq indicating that the Company is currently not in compliance with the minimum Market Value of Listed Securities (MVLS) standard for continued listing on the Nasdaq Capital Market as set forth in Nasdaq Marketplace Rule 5550(b)(2), which requires the Company to have a minimum MVLS of US$35 million for at least 30 consecutive business days. Per Nasdaq’s regulations, Motif Bio has until January 14, 2020, or 180 calendar days from the date of the notice, to regain compliance with the exchange's continued listing standard regarding the minimum MVLS.

On July 26, the Company had announced that it has received a deficiency notice from Nasdaq indicating that, based upon a review of Motif Bio’s trading for the last 30 consecutive business days, the Company no longer meets the minimum bid price rule for continued listing on the Nasdaq Capital Market. Nasdaq Marketplace Rule 5550(a)(2) requires Nasdaq-traded American Depositary Shares (ADSs) to have a minimum bid price of US$1.00. Per Nasdaq’s regulations, Motif Bio has until January 21, 2020, or 180 calendar days from the date of the notice, to regain compliance with the exchange's continued listing standard regarding the minimum MVLS.

The Company also expects to notice Bank of New York that it is terminating its Depositary Agreement for the American Depository Shares and the Warrant Agent agreement for the listed warrants shortly and will provide additional information when that occurs.

Motif will remain listed on the AIM Market of the London Stock Exchange. Following the General Meeting on 14 November 2019 the Company is accelerating the wind down or disposal of Motif Inc, following which it will be re-classified as an AIM Rule 15 cash shell.

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) 596/2014.

For further information please contact:

Motif Bio plc	ir@motifbio.com
Graham Lumsden (Chief Executive Officer)

SP Angel Corporate Finance LLP (NOMAD & BROKER)	+44 (0)20 3470 0470
David Hignell/Caroline Rowe (Corporate Finance) Vadim Alexandre/Abigail Wayne (Sales & Broking)

Walbrook PR Ltd. (UK FINANCIAL PR & IR)	+44 (0)20 7933 8780
Paul McManus/Lianne Cawthorne	motifbio@walbrookpr.com

MC Services AG (EUROPEAN IR)	+49 (0)89 210 2280
Raimund Gabriel	raimund.gabriel@mc-services.eu

Forward-Looking Statements
When used in this Press Release, the words or phrases "intends," "anticipates," "expected to be" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties including, but not limited to, changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, competition that could cause actual results to differ materially from historical earnings and those presently anticipated or projected, and other risks described in the Company's filings with the Securities and Exchange Commission. The Company cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The Company advises readers that the factors listed above could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements. The Company does not undertake, and specifically disclaims any obligation, to publicly release the result of any revision which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.